

September 2, 2011

<u>Via E-Mail</u>

Mr. Paul W. Mobley
Chief Executive Officer
Noble Roman's, Inc.
One Virginia Ave
Suite 300
Indianapolis, Indiana 46204

> **Re:** **Noble Roman's, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 001-11104**

Dear Mr. Mobley:

We have reviewed your letters dated August 25, and August 24, 2011, in response to the Staff's letter dated August 10, 2011 and have the following additional comments. Unless otherwise indicated, you should revise your disclosure in future filings in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>Note 9- Loss from Discontinued Operations, page 37</u>

1. We note from the Company's response to our prior comment number 3 that the Company recognized $3.6 million of revenues from the terminated contracts by the Plaintiffs in the Heyser case that were earned in 2008. We also note that since the Company could not determine that any of the revenues were realizable, it established a valuation allowance for the entire $3.6. We further note from your response that during 2009 and 2010, the Company reduced the valuation allowance by $400,000 and $1.0 million, respectively and reported the amounts in the line item royalties and fees in the consolidated statement of operations based on developments in the Heyser litigation.

   Please explain in further detail the nature and timing of the changes in facts or circumstances that resulted in the Company's conclusion that $400,000 and $1.0 million, respectively of revenues were realizable during 2009 and 2010 respectively.

2. Also, as the contracts to which the $3.6 million of revenues described above have been terminated and the related expenses are being reflected as discontinued operations, we are unclear as to why the Company believes it is appropriate to account for the revenues described above in continuing operations for any of the periods presented in the Company's financial statements. Please revise to explain in detail why the Company believes it is appropriate to reflect such revenues as a component of income from continuing operations or alternatively, revise your financial statements to reflect such revenues as a component of discontinued operations.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown with any other questions at (202) 551-3859.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief